November 10, 2004

Mail Stop 0408

By U.S. Mail and facsimile to (561) 682-8177

Mr. William C. Erbey
Chairman and Chief Executive Officer
1675 Palm Beach Lake Boulevard
West Palm Beach, Florida 33401

Re:	Ocwen Financial Corporation
	Form S-3 filed on October 12th 2004
	File Number 333-119698


Dear Mr. Erbey:


	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Selling Security Holders - page 83

1. Please disclose that you will file a post effective amendment for selling securityholders as they become known. We note that you have not identified a selling securityholder for approximately 42.20% of your registration statement. We would expect that a post effective amendment will be filed for this portion of your offering in order for those securityholders to sell using this registration statement.
Please clarify the disclosure in footnote 2 on page 85.

2. Please revise your listing of "other" selling securityholders to clearly disclose that this is limited to holders, transferees, pledges, donees or successors from prior sales of the securities. It should be clear that no other selling securityholder may sell off of this registration statement.

*	*	*

Closing Comments


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* if the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the
Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Tim Geishecker at (202) 824-5301 or me at
(202)
942-1974 with any other questions.


						Sincerely,



						Christian Windsor
						Senior Attorney


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Mr. William C. Erbey
Ocwen Financial Corporation
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